                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                            SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. )*

                      Mortgage and Realty Trust
                          (Name of Issuer)

                      Common Stock, $1.00 Par Value
                     (Title of Class of Securities)

                               619088206
                             (CUSIP Number)

   Heine Securities Corporation, 51 John F. Kennedy Parkway Short Hills, NJ 07078 (201) 912-2152 ATTN: Bradley Takahashi
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          September 29, 1995
                (Date of Event which Requires Filing
                           of this Statement)



If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /__/.

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

               (Continued on the following page(s))
                      Page 1 of 8 Pages

CUSIP No. 619088206          13D          Page 2 of 8 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Heine Securities Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  __
     Not Applicable                          (a) /__/
                                             (b) /__/

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS  __
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         /__/

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

NUMBER OF      7    SOLE VOTING POWER
SHARES              5,611,049 (See Items 2 and 5)
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            None (See Items 2 and 5)
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           5,611,049 (See Items 2 and 5)
PERSON         10   SHARED DISPOSITIVE POWER
WITH                None (See Items 2 and 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON         5,611,049 (See Items 2 and 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* /__/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.98%

12   TYPE OF REPORTING PERSON*

     IA

CUSIP No. 619088206          13D         Page 3 of 8 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Michael F. Price

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  __
     Not Applicable                          (a) /__/
                                             (b) /__/

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS  __
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         /__/

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

NUMBER OF      7    SOLE VOTING POWER
SHARES              NONE    (See Items 2 and 5)
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            5,611,049 (See Items 2 and 5)
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           NONE (See Items 2 and 5)
PERSON         10   SHARED DISPOSITIVE POWER
WITH                5,611,049 (See Items 2 and 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON         5,611,049 (See Items 2 and 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* /__/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.98%

12   TYPE OF REPORTING PERSON*

     IN

Item 1.   Security and Issuer



          The  class  of  equity securities  to  which  this

Statement  relates is the common stock, par value $1.00  per share  (the "Common Stock") of Mortgage And Realty Trust,  a

Maryland real estate investment trust (the "Issuer")  issued pursuant  to the Prepackaged Plan of Reorganization  of  the

Issuer  (the  "Plan")  in  the  Issuer's  proceedings  under

Chapter  11  of the Bankruptcy Code. The Issuer's  principal executive  offices are located at 8380 Old York Road,  Suite

300, Elkins Park, PA 19027-1590.



Item 2.   Identity and Background

          (a-c)  This  Statement  is being  filed  by  Heine

Securities  Corporation  ("HSC"),  a  Delaware  corporation,

whose principal and executive offices are located at 51 John

F. Kennedy Parkway, Short Hills, New Jersey 07078. HSC is an

investment adviser registered under the Investment  Advisers

Act  of  1940. One or more of HSC's advisory clients is  the legal  owner  of  the securities covered by this  statement.

Pursuant to investment advisory agreements with its advisory clients,  HSC  has  sole  investment discretion  and  voting authority with respect to such securities.



          This  Statement is also being filed by Michael  F.

Price.  Michael  F.  Price is President  of  HSC,  in  which capacity  he exercises voting control and dispositive  power over  the  securities reported herein  by  HSC.  Mr.  Price,

therefore,   may  be  deemed  to  have  indirect  beneficial

ownership  over such securities. Neither Mr. Price  nor  HSC has  any interest in dividends or proceeds from the sale  of such  securities, owns no shares for his or its own  account

and   disclaims  beneficial  ownership  of  all   securities

reported herein.



          The  name, residence or business address, and  the

principal  occupation or employment and the name,  principal

business   and   address   of  any  corporation   or   other

organization in which such employment is conducted, of  each executive officer and director and each controlling  person,

if any, of HSC is set forth in Exhibit A hereto.



          (d-e) During the last five years, neither HSC nor,

to  the  best of the knowledge of HSC, any person listed  in

Exhibit  A  attached  hereto (i) has  been  convicted  in  a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding

of   a   judicial  or  administrative  body   of   competent

jurisdiction and as a result of such proceeding  was  or  is subject  to,  a  judgment, decree or final  order  enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding  any violation with respect to such laws.



          (f)   To the best of HSC's knowledge, each of  the

individuals listed on Exhibit A attached hereto is a citizen of the United States.



Item 3.   Source and Amount of Funds or Other Consideration



          Certain   of  HSC's  advisory  clients  were   the

beneficial owners of Senior Secured Uncertificated Notes due

1995  (the  "Notes"),  the face amount of  which  aggregated approximately $149,137,656. Upon consummation of the Plan on

September  29,  1995,  holders of  the  Notes  received,  in addition to certain other distributions, approximately 37.55 shares  of Common Stock for each $1,000 principal amount  of

Notes.  The  Notes  held  by  HSC's  advisory  clients  were

acquired   with  funds  of  approximately  $119,242,000 (including

brokerage commissions); all of such funds were provided from working capital of HSC's respective advisory clients.



Item 4.   Purpose of Transaction



          (a)  The securities covered by this Statement were

acquired  by  HSC's  advisory clients  for  the  purpose  of

investment.  Neither  HSC  nor  any  executive  officer   or

director  of  HSC,  has any present plans or  intentions  to acquire  or  dispose of any securities of the  Issuer  other than on behalf of its clients for the purpose of investment.

In  the future, HSC may decide to purchase on behalf of  its advisory  clients additional shares of the Common Stock,  or sell  all  or part of its advisory clients' current holdings of  the  Common  Stock. HSC's advisory clients  reserve  the right to exercise any and all of their respective rights  as a  stockholder  of  the Issuer in a manner  consistent  with their equity interests.



          (b)   The  Plan became effective on September  29,

1995.  On  that  date, holders of Notes became  entitled  to receive their pro-rata shares of Common Stock.



          (c)  Not applicable.



          (d)  Jeffrey A. Altman, an employee of HSC, became  a

member  of the Issuer's Board of Directors on September 29,

1995.



          (e)   Neither  HSC  nor any executive  officer  or

director  of  HSC  is aware of any material  change  in  the present  capitalization or dividend  policy  of  the  Issuer other than as described in the Plan.



          (f)  Not applicable.



          (g)   Neither  HSC  nor any executive  officer  or

director  of  HSC  is aware of any changes in  the  Issuer's charter,  by-laws  or instruments corresponding  thereto  or other actions which may impede the acquisition of control of the  Issuer  by  any person other than as described  in  the

Plan.



          (h)   No change is anticipated with respect to the

continued  listing  of  the Common Stock  on  the  principal exchanges.



          (i) and (j) Not applicable.



Item 5.   Interest in Securities of the Issuer



          (a-b)  As the holder of sole voting and investment

power over the securities owned by its advisory clients, HSC

(and  therefore Mr. Price) may be deemed to be, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the beneficial  owner of approximately 5,611,049 shares  of  the

Common   Stock  representing  approximately  49.98%  of   the

outstanding  shares of the Issuer (based on  the  11,227,000 shares  issued and outstanding in accordance with the  Plan.

HSC  has  the sole power to vote or direct to vote, and  the sole  power to dispose or to direct the disposition  of  the shares  of  the Common Stock covered by this Statement.  HSC

and   Mr.  Price  disclaim  any  economic  interest  or  any

beneficial  ownership  in the shares  of  the  Common  Stock covered by this Statement.



          (c) There were no transactions in shares of Common

Stock in the last 60 days.



          (d)  HSC's  advisory clients  have  the  right  to

receive  or  the  power to direct the receipt  of  dividends from,  or  the proceeds of the sale of, 5,611,049 shares  of the Common Stock.



          (e) Not applicable.



Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the
          Issuer

          The Issuer has agreed to nominate and elect to its

Board  of Directors a representative of HSC (see Item  4(d).

Except  as  set forth herein, HSC nor, to the  best  of  the knowledge  of  HSC, any of the persons named  in  Exhibit  A hereto,  has  any  contract, arrangement,  understanding  or relationship  (legal  or otherwise)  with  any  person  with respect to any securities of the Issuer, including, but  not limited  to, transfer or voting of any securities,  finders'

fees,  joint ventures, loan or option arrangements, puts  or calls, guarantees of profits, division of profits or losses,

or the giving or withholding of proxies.



Item 7.   Material To Be Filed As Exhibits



          Exhibit A      Executive Officers and
                         Directors of HSC

          Exhibit B      Joint Filing Agreement

                         Signatures


          After  reasonable inquiry and to the  best  of  my

knowledge  and  belief, I certify that the  information  set forth in this statement is true, complete and correct.


Date:  October 6, 1995


                              Michael F. Price
                              President
                              Heine Securities Corporation




                              By:___________________________
                                 Michael F. Price




                              ___________________________
                                Michael F. Price

                          EXHIBIT A


              EXECUTIVE OFFICERS AND DIRECTORS
               OF HEINE SECURITIES CORPORATION



Name/Title/              Principal           Business
Citizenship              Occupation          Address

Michael F. Price         President and       51 J.F.K. Pkwy
  President/Director       Director,         Short Hills, NJ
  (U.S.)                   Mutual Series     07078
                           Fund Inc.

Edward J. Bradley        CFO and Treasurer,  51 J.F.K. Pkwy
  Treasurer and CFO        Mutual Series     Short Hills, NJ
  (U.S.)                   Fund Inc.         07078

Elizabeth N. Cohernour   Sec'y/Gen. Counsel, 51 J.F.K. Pkwy
  Secretary                Mutual Series     Short Hills, NJ
  (U.S.)                   Fund Inc.         07078

                          EXHIBIT B



                   JOINT FILING AGREEMENT


          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

          IN WITNESS WHEREOF, the undersigned hereby execute this agreement this 6th day of October, 1994.



                              HEINE SECURITIES CORPORATION




                              By:___________________________
                                Michael F. Price,
                                President



                              ___________________________
                              MICHAEL F. PRICE